News Release TSX-V: PDO 09-06 June 2, 2009

PORTAL INITIATES PROJECT SEARCH IN MEXICO

Portal Resources Ltd. (TSX-V: PDO) announces that it has initiated a project search exercise based in Hermosillo, Sonora State, Mexico, with the mandate to focus primarily on the acquisition and development of gold and silver assets. The exercise will be managed by Ross Zawada, P.Geo. and brings together the core corporate functions and management personnel released after the takeover of Nevada Pacific Gold Ltd. by US Gold in late 2007. When combined with the directors of the Company, this group has the collective experience and success of acquiring, developing and producing from, three different open pit gold mines in Mexico over the last 17 years. Portal will leverage this knowledge and the business relationships built to acquire a portfolio of quality gold/silver assets.

“Having worked with Ross several times over the years, at Eldorado Gold and Nevada Pacific Gold, it is a pleasure to work with him again on an initiative in Mexico,” stated David Hottman, President and CEO.

Ross Zawada has over 20 years of mineral industry experience, of which more than half has been gained in Mexico and Central America.  This experience includes exploration at a grassroots level, resource/reserve development and mine production. As on-site manager for exploration and development for Eldorado Gold Corporation from 1995 to 1997, he was responsible for executing an aggressive exploration and drilling program that increased the La Colorada Mine gold resource to over 1,000,000 ounces.  From 1997 to 2000, as Chief Mine Geologist at La Colorada, he was responsible for improving ore control and reserve modeling techniques that allowed more efficient mine optimization, allowing the mine to continue operating through historically very low gold prices. Most recently, with Nevada Pacific Gold, he was the General Manager at the Magistral Gold Mine and also coordinated the Company’s exploration programs in Mexico.  His extensive industry contacts in Mexico, along with his ability to converse fluently in Spanish, are key factors in generating opportunities. Ross is a registered professional geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia.

Portal Resources Ltd. was founded in 1999 and is based in Vancouver, Canada with a focus on the exploration, development and exploitation of natural resources in North America.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

Chairman, CEO, President

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.” This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

For further information contact: Dan Gibbons or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net